UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry Into a Material Definitive Agreement

On August 8, 2025, NWTN Inc., a Cayman Islands exempted company (“NWTN” or the “Company”), entered into an Asset Contribution & Share Issuance Agreement (the “Agreement”) with JW International LLC-FZ, a limited liability company organized under United Arab Emirates law that owns and operates a complete knock-down (CKD) automotive assembly facility (the “Factory”) in Pakistan (“JW,” together with its parent company, JW Corporation, the “JW Group”). Pursuant to the Agreement, JW will contribute to NWTN exclusive four-year usage rights to the Factory located in the JW-SEZ China-Pakistan Special Economic Zone in Lahore, Pakistan, together with access to JW Group’s nationwide sales and distribution network in Pakistan (collectively, the “Contributed Assets”). In exchange, NWTN will issue 10,000,000 restricted Class B ordinary shares (the “Consideration Shares”) to JW at a fixed price of US$1.41 per share.

The Contributed Assets include exclusive operational rights to a 563,000-square-foot manufacturing Factory with an annual production capacity of 50,000 vehicles, as well as access to JW’s established dealerships, distribution channels, and after-sales infrastructure throughout Pakistan. The Consideration Shares to be issued to JW will be subject to a four-year lock-up period, with 25% of the shares becoming transferable at the end of each anniversary year following the closing of the transaction as contemplated by the Agreement (the “Transaction”). Additionally, JW has committed to facilitating the sale of no less than 50,000 NWTN passenger and commercial vehicles over the four years after the closing of the Transaction by allowing NWTN access to its local sales networks.

The closing of the Transaction is contingent upon the satisfaction of certain conditions precedent, including JW’s delivery of executed factory access agreements and sales network cooperation agreements, which will be assigned to NWTN, and proof of unencumbered title to the Contributed Assets, as well as NWTN’s receipt of board approval for the issuance of the Consideration Shares. Closing is expected to occur within 15 business days after satisfaction of these conditions.

The Agreement may be terminated by November 6, 2025, (i) by mutual written consent, (ii) by either party if the Transaction closing has not occurred within 90 days of the effective date, i.e. November 6, 2025, (iii) by NWTN if, prior to closing, due diligence reveals material adverse findings not resolved within 30 days, or (iv) by written notice if any condition precedent remains unfulfilled by November 6, 2025. In addition, a material breach of certain key provisions confers a termination right if not cured within 60 days after notice. Certain provisions, including those relating to representations, costs, confidentiality, and governing law, will survive termination.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025	NWTN INC.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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